Exhibit 4.12

DATED 29 APRIL 2015
LOMBARD MEDICAL, INC. AS CHARGOR
AND
OXFORD FINANCE LLC AS COLLATERAL AGENT

CHARGE OVER SHARES

GREENBERG TRAURIG MAHER LLP 7th Floor 200 Gray's Inn Road London WC1X 8HF

TABLE OF CONTENTS
1.      DEFINITIONS AND INTERPRETATION
2.      PAYMENT OF SECURED LIABILITIES
3.      GRANT OF SECURITY
4.      REPRESENTATIONS AND WARRANTIES
5.      COVENANTS
6.      ENFORCEMENT
7.      RIGHT OF APPROPRIATION
8.      DIVIDENDS AND VOTING RIGHTS
9.      APPOINTMENT OF RECEIVER
10.      APPLICATION OF PROCEEDS
11.      EFFECTIVENESS OF SECURITY
12.      RELEASE OF SECURITY
13.      POWER OF ATTORNEY
14.      GROSS-UP AND PAYMENTS
15.      COSTS AND EXPENSES
16.      ASSIGNMENTS AND TRANSFERS
17.      INDEMNITY
18.      SET-OFF
19.      NOTICES AND COMMUNICATIONS
20.      CALCULATIONS AND CERTIFICATES
21.      CURRENCY CONVERSION
22.      PARTIAL INVALIDITY
23.      REMEDIES AND WAIVERS
24.      AMENDMENTS AND WAIVERS
25.      TACKING
26.      COUNTERPARTS
27.      GOVERNING LAW
28.      JURISDICTION
SCHEDULE 1 THE INITIAL SHARES
SCHEDULE 2 REPRESENTATIONS AND WARRANTIES
SCHEDULE 3 COVENANTS

THIS DEED is dated 29 April 2015 and made between:
(1)
LOMBARD MEDICAL, INC., an exempted company incorporated under the laws of the Cayman Islands (company number 284377) whose registered office is at P.O. Box 2681, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands

(2)	KY1-1111 (the "Chargor"); and
(3)	OXFORD FINANCE LLC as security agent and collateral agent (the "Collateral Agent").
BACKGROUND:
(4)
Pursuant to a loan and security agreement dated on or about the date of this Deed (the "Agreement "and made between Lombard Medical Technologies, Inc, (in its capacity as "Borrower"), the Collateral Agent and the Lenders (as defined therein), the Lenders have agreed to make certain facilities to the Borrower.

(5)	The Borrower is the 100% owned subsidiary of Lombard Medical Technologies Limited, which is in turn the 100% owned subsidiary of the Chargor.
(6)	It is a condition precedent to the making of facilities under the Agreement, that the Chargor enters into this Deed.
(A)	The Chargor and the Collateral Agent intend this Deed to take effect as a deed notwithstanding that a party may execute it under hand.
THIS DEED WITNESSES that:
1.	DEFINITIONS AND INTERPRETATION
1.1	In addition, in this Deed:
“A Deferred Shares” means all of the A deferred shares of 0.03789 per share in the Company as at the date of this Deed.
“B Deferred Shares” means all of the B deferred shares of 0.03927 per share in the Company as at the date of this Deed.
“C Deferred Shares” means all of the C deferred shares of 0.03827 per share in the Company as at the date of this Deed.
"Charged Investments" means:
(a)	the Initial Shares;
(b)	the Secondary Shares;
(c)	the Derivative Rights; and
(d)	all other shares and other assets and rights from time to time the subject of this Deed, including any monies from time to time charged to the Collateral Agent pursuant to clause 3.
References to the Charged Investments include references to all or any of them.
"Company" means Lombard Medical Technologies Limited (registered number 04636949) whose registered office is at Lombard Medical House, 4 Trident Park, Basil Hill Road Didcot, Oxfordshire, OX11 7HJ.
"Default Rate" has the meaning given to it in the Agreement.

"Derivative Rights" in relation to any Initial Shares or Secondary Shares means dividends, distributions, interest and other income paid or made in respect of them, voting rights and all benefits, money or property (including, all stocks, shares or other securities, rights or other property accruing, offered or issued at any time by way of bonus, redemption, exchange, purchase, substitution, conversion, preference, option, warrant or otherwise) in respect of any of them.

"Enforcement Event" that means the occurrence of an Event of Default (as such term is defined in the Agreement).
"Financial Collateral" shall have the meaning given to that expression in the Financial Collateral Regulations.
"Financial Collateral Regulations" means the Financial Collateral Arrangements (No. 2) Regulations 2003.
"Initial Shares" means all of the shares in the Company described and identified in Schedule 1 of which the Chargor is the beneficial or registered owner on the date of this Deed.
"IA" means the Insolvency Act 1986.

"Insolvency" of a person includes the dissolution, bankruptcy, insolvency, winding-up, liquidation, administration, examination, amalgamation, reconstruction, reorganisation, arrangement, adjustment, administrative or other receivership or dissolution of that person, the official management of all of its revenues or other assets or the seeking of protection or relief of debtors and any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction.

"Instrument" means any document (which term includes any form of writing) under which any obligation is evidenced or undertaken or any Lien (or right in any Lien) is granted or perfected or purported to be granted or perfected.

"LPA" means the Law of Property Act 1925.
"Losses" means all losses (including loss of profit), claims, demands, actions, proceedings, damages and other payments, costs, charges, expenses and other liabilities of any kind.

"Liability" means any present or future obligation or liability for the payment of money, whether in respect of principal, interest or otherwise, whether actual or contingent, whether owned jointly or severally and whether a principal or surety or in any other capacity and including any amount which would constitute such a liability but for any discharge, non-probability, unenforceability or non-allowability of the same in any insolvency or other proceedings.

"Lien" means a claim, mortgage, deed of trust, levy, charge, pledge, security interest, or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

"Loan Documents" has the meaning given to it in the Agreement.

"Obligor" means the Chargor, the Borrower and any other member of the Group providing a guarantee, indemnity or Lien for the obligations of the Borrower or any other member of the Group under or pursuant to the Loan Documents.

"Party" means a party to this Deed

"Receiver" means a receiver, receiver and manager or administrative receiver of any or all of the Charged Property appointed by the Collateral Agent under this Deed whether solely, jointly, severally or jointly and severally with any other person and includes any substitute for any of them appointed from time to time.

"Secondary Shares" means any shares (other than the Initial Shares) in the Company, of which the Chargor is or becomes the beneficial or registered owner.

"Secured Liabilities" means all present and future Liabilities of the Chargor or any other Obligor to the Secured Parties or any of them under or in relation to the Loan Documents (including, without limitation, all Liabilities arising out of any extension, variation, modification, reinstatement or novation (however fundamental) but excluding any money, obligation or liability which would cause the covenant set out in clause 2 or the security which would otherwise be constituted by this Deed to be unlawful or prohibited by any applicable law or regulation.  References to a Secured Liability includes references to any of them.

"Secured Parties" means the Collateral Agent and each Lender together with any Receiver.

"Security Period" means the period starting on the date of this Deed and ending on the date on which all of the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full; and no further Secured Liabilities are capable of being outstanding.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.
"VAT" means the value added tax provided for in the Value Added Tax Act 1994 and any other tax of similar nature in any applicable jurisdiction.
1.2	Construction
1.2.1	Unless a contrary indication appears, a term defined in the Agreement has the same meaning in this Deed.
1.2.2	In addition, in this Deed, any reference to:
(a)
"assets" includes present and future properties, undertakings, revenues, rights and benefits of every description (and any reference to a particular type or category of assets includes any present or future assets of that type or category);

(b)	an "amendment" includes a supplement, restatement, variation, novation or re-enactment (and "amended" shall be construed accordingly);
(c)	an "authorisation" includes an authorisation, consent, licence, approval, resolution, exemption, filing, registration and notarisation;
(d)	clauses or schedules are to the clauses of and schedules to this Deed and references to paragraphs are to paragraphs of the relevant Schedule unless the context requires otherwise;
(e)	this Deed includes the Schedules which form part of this Deed for all purposes;
(f)	a "disposal" includes any lease, licence, transfer, sale or other disposal of any kind (with related words being construed accordingly);
(g)
any Loan Document, other Instrument or other document is to that Loan Document, other Instrument or other document as supplemented, otherwise amended, replaced or novated from time to time (however fundamental that amendment, novation or replacement may be, even if it involves increased, new, additional and/or replacement facilities or an increase in any other amount or rate);

(h)	one gender shall include a reference to the other genders and words in the singular shall include the plural (and vice versa);
(i)
"including" means "including without limitation" (with related words being construed accordingly), "in particular" means "in particular but without limitation" and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of assets, matters or things;

(j)	"indebtedness" includes any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;
(k)
a "Party" or other "particular person" includes its successors in title, permitted assignees and permitted transferees in accordance with their respective interests; and this Deed shall be enforceable notwithstanding any change in the constitution of a Secured Party, its absorption in or amalgamation with any other person or the acquisition of all or part of its undertaking by any other person;

(l)
"person" includes any individual, firm, company or other corporation, unincorporated body of persons, government, state or any agency of a person, any association, trust or partnership (whether or not having separate legal personality) or two or more of them;

(m)
a "right" includes any title, estate, interest, claim, remedy, power, authority, discretion or other right of any kind, both present and future (and any reference to rights in a particular asset or type or category of assets includes any rights in the proceeds of any disposal of that asset or any assets within that type or category);

(n)
"regulation" includes any regulation, rule, official directive, notice, request, code of practice, guideline, demand or decision (in each case whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(o)
a "statute" or "statutory provision" includes a reference to any subordinate legislation made under that statute or statutory provision, to any modification, re-enactment or extension of that statute or statutory provision and any former statute or statutory provision which it consolidated or re-enacted before the date of this Deed;

(p)	"this security" means the Lien constituted by or purported to be constituted by or pursuant to this Deed; and
(q)	an Event of Default is "continuing" if it has not been remedied or waived in writing.
1.2.3	The index and clause, schedule and paragraph headings are for ease of reference only and shall not affect the interpretation of this Deed.
1.3	Secured Liabilities not paid if avoided
If the Collateral Agent considers that an amount paid by the Chargor in respect of the Secured Liabilities is capable of being avoided, or otherwise set aside, on the liquidation or administration of the Chargor or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Deed.
1.4	Third party rights
Other than a Receiver, an Indemnified Person or any delegate, save where the contrary appears, a person who is not a Party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed.  The consent of any person who is not a Party is not required to rescind or vary this Deed at any time.
1.5	Trust
The Collateral Agent holds the benefit of this Deed, including the rights granted in it, on trust for the Secured Parties on the terms set out in the Agreement.  To the extent of any inconsistency, the provisions of the Agreement shall prevail.
1.6	Perpetuity period
The perpetuity period applicable to all trusts declared by this Deed shall be 125 years.
1.7	Nominees
If the Collateral Agent causes or requires any Charged Investments to be registered in the name of a nominee for the Collateral Agent, any reference in this Deed to the Collateral Agent shall if the context permits or requires, be construed as a reference to each of the Collateral Agent and such nominee.
1.8	Implied Covenants
The following provisions of the Law of Property (Miscellaneous Provisions) Act 1994 will not apply to clause 3:
1.8.1	The words "other than any charges, encumbrances or rights which that person does not and would not reasonably be expected to know about" in section 3(1);
1.8.2	The words "except to the extent that" and all the words thereafter in section 3(2); and
1.8.3	Section 6(2).
2.	PAYMENT OF SECURED LIABILITIES
2.1	Covenant to pay
The Chargor shall as principal obligor and not merely as a surety pay to the Collateral Agent and discharge the Secured Liabilities when they become due.
2.2	Interest
Any amount which is not paid under this Deed when due shall bear interest at the Default Rate (both before and after judgment and payable on demand) from its due date up to the date of a final payment, such interest to accrue at a daily basis.
3.	GRANT OF SECURITY
As continuing security for the payment and discharge of the Secured Liabilities, the Chargor with full title guarantee charges to the Collateral Agent by way of first fixed charge all of its rights, title, interest and benefit in and to:
3.1.1	the Initial Shares;
3.1.2	the Secondary Shares; and
3.1.3	the Derivative Rights.
4.	REPRESENTATIONS AND WARRANTIES
The Chargor represents and warrants to the Collateral Agent as set out in Schedule 2.
5.	COVENANTS
The Chargor covenants with the Collateral Agent in the terms set out in Schedule 3.
6.	ENFORCEMENT
6.1	This security shall become immediately enforceable if an Enforcement Event occurs and is continuing.
6.2
After the security has become enforceable, the Collateral Agent may in its absolute discretion enforce all or any of its rights under this Deed as it thinks fit.  In particular, it may without further notice, exercise in relation to the Charged Investments:

6.2.1
the power of sale and all other powers conferred on mortgagees by the LPA (or otherwise by law) or on an administrative receiver by the IA, in either case as extended or otherwise amended by this Deed;

6.2.2	to the extent that clause 7 applies, the power to appropriate the Charged Investments in or towards the payment and discharge of the Secured Liabilities in accordance with clause 7.2; and
6.2.3	(without first appointing a Receiver) any or all of the rights which are conferred by this Deed (whether expressly or by implication) on a Receiver.
6.3	LPA provisions
6.3.1	The Secured Liabilities shall be deemed for the purposes of all powers implied by statute to have become due and payable within the meaning of s101 LPA immediately on the execution of this Deed.
6.3.2	s93(1) LPA and s103 LPA shall not apply to this security or to any exercise by the Collateral Agent of its right to consolidate mortgages or its power of sale.
6.4	Protection of third parties
6.4.1
No purchaser, mortgagee or other person dealing with a Receiver or the Collateral Agent shall be bound to enquire whether its right to exercise any of its rights has arisen or become exercisable, or be concerned as to the application of any money paid, raised or borrowed or as to the propriety or regularity of any sale by or other dealing with that Receiver or the Collateral Agent.

6.4.2
All of the protection to purchasers contained in ss104 and 107 LPA and s42(3) IA shall apply to any person purchasing from or dealing with a Receiver or the Collateral Agent as if the Secured Liabilities had become due and the statutory powers of sale and of appointing a Receiver in relation to the Charged Investments had arisen on the date of this Deed.

6.5	Privileges
Each of the Collateral Agent and any Receiver is entitled to all the rights, powers privileges and immunities conferred by land (including the LPA) or mortgagees and receivers duly appointed under any law (including the LPA).
6.6	Delegation
6.6.1
The Collateral Agent and a Receiver may delegate to any person or persons all or any of the rights which are exercisable by it under this Deed.  A delegation under this paragraph may be made in any manner (including by power of attorney) and on any terms (including power to sub-delegate) which the Collateral Agent or Receiver may think fit.

6.6.2
A delegation under clause 6.6.1 shall not preclude the subsequent exercise of those rights by the Collateral Agent or Receiver itself nor preclude the Collateral Agent or Receiver from making a subsequent delegation of them to another person or from revoking that delegation.

6.6.3
Neither the Collateral Agent nor a Receiver shall be liable or responsible to the Chargor for any loss or damage arising from any act, default, omission or misconduct on the part of any delegate or sub-delegate except in the case of their gross negligence, fraud or wilful default.

6.7	No liability
6.7.1
The powers conferred on the Collateral Agent by this Deed are solely to protect its interests in the Charged Investments and shall not impose any duty on the Collateral Agent to exercise any of those powers.

6.7.2	The Collateral Agent shall not, in respect of any of the Charged Investments, have any duty or incur any liability for:
(a)
ascertaining or taking action in respect of any calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Charged Investments or the nature or sufficiency of any payment whether or not the Collateral Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve rights against prior parties or any other rights relating to any of the Charged Investments.
6.7.3
None of the Collateral Agent, any Receiver or any delegate shall be liable as a mortgagee in possession or otherwise to account in relation to all or any part of the Charged Investments for any loss on realisation or for any other action, default or omission for which it or he might be liable.

7.	RIGHT OF APPROPRIATION
7.1	Application of right of appropriation
This clause 7 applies to the extent the Charged Investments constitute "financial collateral" and the obligations of the Chargor under this Deed constitutes a "financial collateral arrangement" (within the meaning of the Financial Collateral Regulations).
7.2	Exercise of right of appropriation
If and to the extent that this clause 7 applies, the Collateral Agent may, following enforcement of this Deed, appropriate the Charged Investments in or towards the Secured Liabilities.  If the Collateral Agent exercises its right of appropriation then it shall for these purposes value any relevant Charged Investments by reference to an independent valuation or other procedure determined by the Collateral Agent at the time of the appropriation.
8.	DIVIDENDS AND VOTING RIGHTS
8.1	Before enforcement
Before the occurrence of an Enforcement Event:
8.1.1	the Chargor shall:
(a)	be entitled to all dividends, interest and other monies paid on and received by it in respect of the Chargor's Charged Investments; and
(b)	subject to clause 8.1.2 exercise all voting and other rights and powers attached to the Chargor's Charged Investments.
8.1.2	The Chargor shall not:
(a)	exercise any rights attached to the Charged Investments in any manner which in the Collateral Agent's reasonable opinion is prejudicial to this security;
(b)	act in a way which is in breach of the Loan Documents to which it is a party or which may reasonable by expected to adversely affect the validity or enforceability of the Charged Investments; and
(c)
without the prior written consent of the Collateral Agent, (such consent not to be unreasonably withheld, conditioned or delayed), permit or agree to any variation of the rights attaching to the Investments, participate in any rights issue, elect to receive or vote in favour of receiving any dividend other than in the form of cash or participate in any resolution concerning a winding-up, liquidation or administration.

8.2	After enforcement
After the occurrence of an Enforcement Event:
8.2.1
the Collateral Agent and its nominee(s) may at the Collateral Agent's discretion (and in the name of the Chargor or otherwise), exercise all voting and other rights and powers attached to the Charged Investments which may be exercised by a person in whose name the Charged Investments are registered and the Chargor shall procure that its nominees shall, comply with any directions the Collateral Agent and its nominee(s) may in its absolute discretion, give concerning the exercise of those rights and powers; and

8.2.2
all dividends, interest and other monies or distributions paid (or to be received) in respect of the Charged Investments and received by or on behalf of the Chargor shall be held on trust for the Collateral Agent and, if requested by the Collateral Agent, forthwith paid into an account designated by the Collateral Agent or, if received by the Collateral Agent, may be applied by the Collateral Agent as though they were the proceeds of sale.

9.	APPOINTMENT OF RECEIVER
9.1	Appointment of Receiver
Without prejudice to any statutory or other powers of appointment of the Collateral Agent under the LPA as extended by this Deed or otherwise, at any time after this security has become enforceable or if the Chargor so requests in writing at any time the Collateral Agent may without further notice to the Chargor do any of the following:
9.1.1	appoint by deed or otherwise (acting through a duly authorised officer) any one or more persons qualified to act as a Receiver to be a Receiver of all or any part of the Charged Investments;
9.1.2
either at the time of appointment or any time after that appointment fix his or their remuneration (without being limited by the maximum rate specified in s109(6) LPA) provided that such rate is reasonable in accordance with market standards; and

9.1.3	(except as otherwise required by statute) remove any Receiver and appoint another or others in his or their place.
9.2	Powers of Receiver
Every Receiver shall have in relation to the Charged Investments (every reference in this clause 9.2 to "Charged Investments" being a reference only to all or any part of the Charged Investments in respect of which that Receiver was appointed) the powers granted by the LPA to any receiver appointed under it or to any mortgagor or mortgagee in possession and (whether or not the Receiver is an administrative receiver) the powers granted by the IA to any administrative receiver, all as varied and extended by this Deed.  In addition, but without limiting the preceding sentence, every Receiver shall have power to do the following:
9.2.1	Compliance with Deed: comply with and perform all or any of the acts, matters, omissions or things undertaken to be done or omitted by the Chargor under this Deed;
9.2.2	Management of business: carry on, manage, develop, reconstruct, amalgamate or diversify the business of the Chargor or any part of it in such manner as he shall in his discretion think fit;
9.2.3
Dealing with Charged Investments:  sell or otherwise dispose of the Charged Investments.  This power may be exercised without the need to comply with ss99 and 100 LPA.  Any disposal or other dealing under this clause 9.2.3 may be effected in the manner and on the terms which he thinks fit, for consideration consisting of cash, debentures or other obligations, shares or other valuable consideration and this consideration may be payable in a lump sum or by instalments spread over a period as he may think fit;

9.2.4
Dealing with third parties:  appoint or dismiss officers, employees, contractors or other agents and employ professional advisers and others on such terms (as to remuneration and otherwise) as he may think fit;

9.2.5	Agreements: perform, repudiate, terminate, amend or enter into any arrangement or compromise any contracts or agreements which he may consider expedient;
9.2.6
Proceedings:  settle, arrange, compromise or submit to arbitration any accounts, claims, questions or disputes which may arise in connection with the business of the Chargor or the Charged Investments and bring, prosecute, defend, enforce, compromise, submit to and discontinue any actions, suits, arbitrations or other proceedings;

9.2.7	Uncalled capital: make calls on the shareholders of the Chargor in respect of any of its uncalled capital;
9.2.8
Rights in connection with Charged Investments:  exercise or permit the Chargor or any nominee of the Chargor to exercise any rights incidental to the ownership of the Charged Investments in such manner as he may think fit;

9.2.9
Raising money:  in the exercise of any of the rights conferred on him by this Deed or for any other purpose to raise and borrow money either unsecured or secured and either in priority to, pari passu with or subsequent to this security and generally on such terms as he may think fit;

9.2.10
Receipts and discharges:  give valid receipts for all monies and execute all discharges, assurances and other documents which may be proper or desirable for realising the Charged Investments and redeem, discharge or compromise any security interest whether or not having priority to the security or any part of it;

9.2.11
All other acts:  execute and do all such other acts, things and documents as he may consider necessary or desirable for the realisation or preservation of the Charged Investments or incidental or conducive to any of the rights conferred on or vested in him under or by virtue of this Deed or otherwise and exercise and do in relation to the Charged Investments, and at the cost of the Chargor, all the rights and things which he would be capable of exercising or doing if he were the absolute beneficial owner of the same; and

9.2.12	Name of Chargor: use the name of the Chargor or his own name to exercise all or any of the rights conferred by this Deed.
9.3	Agent of the Chargor
Any Receiver appointed under this Deed whether acting solely or jointly shall be deemed to be the agent of the Chargor and to be in the same position as a receiver appointed under the LPA and the Chargor shall be solely responsible for his acts, omissions, defaults, losses and misconduct and for his remuneration and the Collateral Agent shall not be in any way liable or responsible either to the Chargor or to any other person for any Receiver.
9.4	Joint appointment
If at any time two or more persons have been appointed as Receivers of the same Charged Investments, each one of those Receivers shall be entitled to exercise individually all of the rights conferred on Receivers under this Deed to the exclusion of the other or others in relation to any of the Charged Investments in respect of which he has been appointed unless the Collateral Agent shall state otherwise in the document appointing him.
9.5	Relationship with Collateral Agent
To the fullest extent allowed by law, any right, power or discretion conferred by this Deed (either expressly or implicitly) or by law on a Receiver may after this security become enforceable be exercised by the Collateral Agent in relation to the Charged Investments without first appointing a Receiver or notwithstanding the appointment of a Receiver.
9.6	Personnel
The Collateral Agent may by writing under its hand (and to the extent it is lawful) remove any Receiver appointed by it and may whenever it thinks fit, appoint a new Receiver in place of any Receiver whose appointment may for any reason have terminated.
10.	APPLICATION OF PROCEEDS
Order of priority
Any monies received by the Collateral Agent or any Receiver under this Deed or under the rights conferred by this Deed shall, after the occurrence of an Enforcement Event and subject to payment of any claims having priority to this security, be applied in the following order, but without prejudice to the right of the Collateral Agent to recover any shortfall from the Chargor:
10.1.1	where applicable, in payment of all Losses of and incidental to the appointment of the Receiver and the exercise of all or any of his powers;
10.1.2	where applicable, in payment of the Receiver's remuneration at such rate as may reasonably be agreed with the Collateral Agent;
10.1.3	in or towards discharge of the Secured Liabilities; and
10.1.4	if the Chargor is not under any further actual or contingent liability under the Loan Documents, in payment of the surplus (if any) to the person or persons entitled to it.
11.	EFFECTIVENESS OF SECURITY
11.1	Continuing security
This Deed shall remain in full force and effect as a continuing security for the Secured Liabilities, despite any settlement of account or intermediate payment or discharge in whole or in part or any other matter or thing, unless and until the Collateral Agent discharges this Deed in writing.
11.2	Additional security
This Deed shall be in addition to, and independent of every, and shall not be prejudiced by any, other Lien or guarantee which the Collateral Agent may, at any time, hold for any of the Secured Liabilities.  No prior Lien held by the Collateral Agent over the whole or any part of the Charged Investments shall, by virtue of the entry into this Deed, merge in the security created by this Deed.
11.3	Waiver of defences
11.3.1
The liabilities and obligations of the Chargor under this Deed in respect of any Obligor shall not be discharged, prejudiced or affected by any act, omission, matter or thing which, but for this clause 11.3, would reduce, release or prejudice any of its liabilities and obligations under this Deed, including (whether or not known to it or the Collateral Agent):

(a)	any time, waive or consent granted to, or composition with, any Obligor or other person;
(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with the Chargor, any other Obligor or any other person;
(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Lien over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Lien;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;
(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Loan Document or any other document or Lien;
(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Loan Document or any other document or security;
(g)
any act, omission or circumstance which but for this clause 11.3.1, might operate to discharge, release, reliance, extinguish, impair or otherwise affect any of the obligations of the Chargor under this Deed or any of the rights and remedies of the Collateral Agent or any security; or

(h)	any Insolvency of an Obligor.
11.4	Immediate Recourse
The Chargor waives any right it may have of first requiring the Collateral Agent or any other Secured Party to enforce any Lien or other rights or claim any payment from or otherwise proceed against any other person before enforcing this Deed against the Chargor.  This waiver applies irrespective of any applicable law and regulation or any provision of any Loan Document to the contrary.
11.5	Discretion in enforcement
Until the expiry of the Security Period, the Collateral Agent or any Receiver may:
11.5.1
refrain from applying or enforcing any other monies, Lien or other rights held or received by it in respect of the Secured Liabilities or apply and enforce them in such manner and order as it sees fit (whether against the Secured Liabilities or otherwise) and the Chargor shall not be entitled to the benefit of the same; and

11.5.2	hold in an interest-bearing suspense account any monies received from the Chargor or on account of the Secured Liabilities.
11.6	Non-Competition
Unless:
11.6.1	all amounts which may be or become payable by the Obligor under or in connection with the Loan Documents have been irrevocably paid in full; or
11.6.2	the Collateral Agent otherwise directs,
the Chargor shall not, after a claim has been made or by virtue of any payment or performance by it under this Deed:
(a)	be subrogated to any rights, security or moneys held, received or receivable by any Secured Party (or any trustee or agent on its behalf);
(b)	be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Chargor's liability under this clause;
(c)	claim, rank, prove or vote as a creditor of any Obligor or its estate in competition with any Secured Party (or any trustee or agent on its behalf); or
(d)	receive, claim or have the benefit of any payment, distribution or security from or on account of any Obligor, or exercise any right of set-off as against any Obligor.
The Chargor must hold in trust for and must immediately pay or transfer to the Collateral Agent for the Secured Parties any payment or distribution or benefit of security received by it contrary to this clause or in accordance with any directions given by the Collateral Agent under this clause.
11.7	Subsequent Security
11.7.1	At any time following:
(a)	the Collateral Agent's receipt of notice of any subsequent Lien affecting the Charged Investments;
(b)	the Insolvency of the Chargor; or
(c)	any disposal of all or any of the Charged Investments in breach of paragraph 2 of Schedule 3, any Secured Party may open a new account or accounts in the name of the Chargor (whether or not it permits any existing account to continue).  If a Secured Party does not open such a new account, it shall nevertheless be treated as if it had done so at the time when the notice was received or was deemed to have been received or, as the case may be, the Insolvency commenced or the assignment or transfer occurred and from that time all payments made by the Chargor to, the Secured Party or received by the Secured Party for the account of the Chargor shall be credited or treated as having been credited to the new account and shall not operate to reduce the amount secured by this Deed at the time when the Secured Party received or was deemed to have received that notice or, as the case may be, the Insolvency commenced or the assignment or transfer occurred.
12.	RELEASE OF SECURITY
12.1	Release of Security
Subject to clause 12.2 following the expiry of the Security Period and at the request and cost of the Chargor, the Collateral Agent shall, as soon as reasonably practicable after receipt of that request, release and discharge this security, at all times without recourse, representation or warranty but subject to clause 12.2 and the rights of any person having prior rights over those assets.  Any release or discharge of this security shall not release or discharge the Chargor from any liability to the Collateral Agent or any other Secured Party for the Secured Liabilities or any other monies which exist independently of this Deed.
12.2	Reinstatement
12.2.1
Any release, settlement, discharge, re-assignment or arrangement (in this clause 12, a "release") made by the Collateral Agent on the faith of any assurance, security or payment shall be conditional on that assurance, security or payment not being avoided, reduced, clawed back or ordered to be repaid under any law relating to Insolvency.

12.2.2
If any avoidance, reduction or clawback occurs or order is made as referred to in clause 12.2.1, then the release given by the Collateral Agent shall have no effect and shall not prejudice the right of the Collateral Agent to enforce this Deed in respect of the Secured Liabilities.  As between the Chargor and the Collateral Agent, this Deed shall (notwithstanding the release) be deemed to have remained at all times in effect and held by the Collateral Agent as security for the Secured Liabilities.

12.3	Redemption
The Collateral Agent may at any time:
12.3.1	redeem, or procure the transfer to itself of, any such prior Lien over any Charged Investments; or
12.3.2	settle and pass the accounts of the holder of any prior Lien. Any accounts so settled and passed shall be conclusive and binding on the Chargor.
12.4	Costs of redemption
All principal monies, interest, costs, expenses and other amounts incurred in and incidental to any redemption or transfer under clause 12.4 shall be paid by the Chargor to the Collateral Agent on demand, in each case together with interest calculated in the manner referred to in clause 15.
13.	POWER OF ATTORNEY
13.1	Appointment
The Chargor irrevocably and by way of security appoints the Collateral Agent and any Receiver and every delegate referred to in clause 6.6 and each of them jointly and also severally to be its attorney (with full powers of substitution and delegation) and in its name or otherwise and on its behalf and as its act and deed following the occurrence of an Enforcement Event to execute, deliver and perfect all Instruments and other documents and do any other acts and things which may be required or which the attorney may consider desirable:
13.1.1
to carry out any obligation imposed on it by this Deed or any other agreement binding on the Chargor to which the Collateral Agent is a Party (including the execution and delivery of any mortgages, deeds, charges, assignments or other transfers of the Charged Property);

13.1.2	to carry into effect any disposal or other dealing by the Collateral Agent or any Receiver;
13.1.3
to transfer any interest in any Charged Investments in the circumstances in which such transfer may be required under this Deed, including on an enforcement of the security over such Charged Investments;

13.1.4
in its name and on its behalf to exercise any right conferred on the Collateral Agent, any Receiver or any delegate in relation to the Charged Investments under this Deed or any other Loan Document or by law or regulation;

13.1.5	to realise in the Charged Investments;
13.1.6
to register or renew registration of the existence of the security or the restrictions on dealing with the Charged Investments in any register in which the Chargor is obliged (but has failed) to effect or maintain registration under the terms of this Deed; and

13.1.7	to enable the Collateral Agent and any Receiver to exercise the respective rights conferred on them by this Deed or by applicable law and regulation, and the Chargor undertakes to ratify and confirm all acts and things done by an attorney in the exercise or purported exercise of its powers and all monies spent by an attorney shall be deemed to be expenses incurred by the Collateral Agent under this Deed.
13.2	Irrevocable power
The Chargor acknowledges that each power of attorney granted by clause 13.1 is granted irrevocably and for value as part of this security to secure a proprietary interest of, and the performance of obligations owed to, the donee within the meaning of s4 Powers of Attorney Act 1971.
14.	GROSS-UP AND PAYMENTS
14.1	Grossing Up
Each payment made by a Chargor to the Collateral Agent under this Deed shall be made free and clear of and without deduction for or on account of Tax unless such Chargor is required to make such payment subject to the deduction or withholding of Tax, in which case the sum payable by the Chargor in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, the Collateral Agent receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.
14.2	Tax Credit
If a Chargor makes an increased Tax payment to the Collateral Agent under Clause 14.1 and the Collateral Agent reasonably determines that:
(a)            a Tax Credit is attributable to that Tax payment; and
(b)            that Collateral Agent has obtained, utilised and retained that Tax Credit, the Collateral Agent shall pay an amount to the Chargor which the Collateral Agent reasonably determines will leave it (after that payment) in the same after-Tax position as it would have been in had the increased Tax payment under Clause 14.1 not been made by the Chargor, provided that any costs of such determination reasonably incurred by the Collateral Agent shall be borne by the Chargor.
14.3	Payments without Set-Off
Any payment made by the Chargor under this Deed shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.
14.4	Manner of Payment
Each payment made by the Chargor under this Deed shall be paid in the manner reasonably required by the Collateral Agent.
15.	COSTS AND EXPENSES
15.1	Costs and expenses
The Chargor shall promptly pay or reimburse to the Collateral Agent on demand, on a full indemnity basis, for all Losses incurred by the Collateral Agent in relation to:
15.1.1	the negotiation, preparation and execution of this Deed;
15.1.2	any actual or proposed amendment of or waiver or consent under or in connection with this Deed requested by the Chargor;
15.1.3	any discharge or release of this Deed or the security;
15.1.4
the preservation or exercise (or attempted preservation or exercise) of any rights under or in connection with, and the enforcement (or attempted enforcement) of, this Deed and the perfection or enforcement of any other Security for or guarantee in respect of the Secured Liabilities;

15.1.5	the taking or holding of this Deed, any security or any proceedings in relation to it or to all or any of the Charged Investments; and
15.1.6	fees reasonably incurred in respect of any advice obtained in relation to any other matter or question arising out of or in connection with this Deed.
15.2	Taxes
The Chargor shall pay all stamp, registration and other Taxes to which this Deed, this security or any judgment or order given in connection with this Deed may at any time be subject and shall on demand indemnify the Collateral Agent against any Losses resulting from any failure to pay or delay in paying the same.
15.3	Value Added Tax
The following provisions shall apply:
15.3.1	all amounts expressed to be payable under this Deed shall be exclusive of any VAT;
15.3.2
if VAT is chargeable on any supply made by either Party to the other under this Deed (whether that supply is taxable pursuant to the exercise of an option or otherwise), the Party receiving the relevant supply shall pay to that Party making the supply (in addition to and at the same time as paying that consideration) an amount equal to the amount of the VAT as further consideration;

and
15.3.3	where this Deed requires the Chargor to reimburse a Secured Party for any costs or expenses, the Chargor shall also pay any amount of those costs or expenses incurred referable to VAT charged thereon.
16.	ASSIGNMENTS AND TRANSFERS
16.1	Collateral Agent
The Collateral Agent may assign any or all of its rights and transfer any or all of its obligations under this Deed without the consent of the Chargor being required.
16.2	Chargor
The Chargor may not assign any of its rights or transfer any of its rights or obligations under this Deed without the prior written consent of the Collateral Agent.
16.3	Disclosure of information
The Collateral Agent may disclose any information about the Chargor which it shall consider appropriate to any affiliate, any of its professional advisers, any person to whom it is proposing to assign or transfer, or has assigned or transferred, any of its rights and obligations under this Deed or to any person to whom information may be required to be disclosed by any applicable law and regulation.
17.	INDEMNITY
The Chargor shall on demand indemnify and keep indemnified the Collateral Agent and every Receiver, attorney, manager, agent or other person appointed by the Collateral Agent under this Deed and their respective employees (each one "Indemnified Person") in respect of all Losses incurred or suffered by any of them in or directly or indirectly as a result of the exercise or purported exercise of any of the rights vested in them under this Deed and against all Losses suffered or incurred by any of them in respect of any matter or thing done or omitted relating to the Charged Investments or occasioned by any breach of any of the Chargor's covenants or other obligations under this Deed or otherwise relating to all or any part of the Charged Investments, except to the extent such Losses have resulted from such Indemnified Person's gross negligence, fraud or wilful misconduct.
18.	SET-OFF
18.1
A Secured Party may set-off any matured obligation due from the Chargor under this Deed (to the extent beneficially owned by such Secured Party) against any obligation (whether or not matured) owed by that Secured Party to the Chargor, regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Secured Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

18.2	No Obligation
No Secured Party shall be obliged to exercise any right given to it under clause 18.1.
19.	NOTICES AND COMMUNICATIONS
The provisions of clause 10 (Notices) of the Agreement shall be deemed incorporated herein, as if set out in this Deed, mutatis mutandis save that the address and details for the Chargor is as set out below its attestation clause, or such other address as the Chargor shall notify in writing to the Collateral Agent after the date of this Deed.
20.	CALCULATIONS AND CERTIFICATES
Any certificate or determination of the Collateral Agent as to any matter provided for in this Deed is, in the absence of manifest error, conclusive evidence of the matters to which it relates.
21.	CURRENCY CONVERSION
21.1
In order to apply any sum held or received by the Collateral Agent or a Receiver in or towards payment of the Secured Obligations, the Collateral Agent or such Receiver may purchase an amount in another currency and the rate of exchange to be used shall be that at which, at such time as it considers appropriate, the Collateral Agent or such Receiver is able to effect such purchase.

21.2	Currency Indemnity
If any sum due from the Chargor under this Deed or any order or judgment given or made in relation to this Deed has to be converted from the currency (the "first currency") in which the same is payable under this Deed or under such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Chargor, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Deed, the Chargor shall indemnify and hold harmless each Secured Party from and against any loss it suffers or incurs as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Secured Party may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.
22.	PARTIAL INVALIDITY
If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.
23.	REMEDIES AND WAIVERS
No failure to exercise, nor any delay in exercising, on the part of the Collateral Agent, any remedy or other right under this Deed shall operate as a waiver, nor shall any single or partial exercise of any remedy or other right prevent any further or other exercise or the exercise of any other right.  The remedies and other rights provided in this Deed are cumulative and not exclusive of any remedies and other rights provided by law.
24.	AMENDMENTS AND WAIVERS
Any term of this Deed may be amended or waived only with the written consent of the Collateral Agent and the Chargor and any such amendment or waiver will be binding on all Parties.
25.	TACKING
Each Lender must perform its obligation under the Loan Documents including any obligations to make available further advances.
26.	COUNTERPARTS
This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures (and if applicable, seals) on the counterparts were on a single copy of this Deed.
27.	GOVERNING LAW
This Deed, and any non-contractual obligations arising from this Deed are governed by and shall be construed in accordance with English law.
28.	JURISDICTION
28.1	Jurisdiction of English courts
28.1.1
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed) (a "Dispute").

28.1.2	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.
28.2
This clause 28.2 is for the benefit of the Collateral Agent only.  As a result, the Collateral Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Collateral Agent may take concurrent proceedings in any number of jurisdictions.

28.3	Service of process
Without prejudice to any other mode of service allowed under any relevant law, the Chargor:
28.3.1	irrevocably appoints the Company as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and
28.3.2	agrees that a failure by the process agent to notify it of the process will not invalidate the proceedings concerned.
28.4
If the appointment by the Chargor of the person mentioned in clause 28 ceases to be effective, it shall immediately appoint another person in England as its agent for service of process in relation to any proceeding before the English courts in connection with this Deed.  If it fails to do so (and that failure continues for a period of not less than 15 Business Days), the Collateral Agent shall be entitled to appoint such a person by notice to the Chargor.

EXECUTION
IN WITNESS WHEREOF this Deed has been executed as a deed and delivered on the date stated at the beginning of this Deed.

EXECUTION of the Deed:
THE CHARGOR
EXECUTED as a deed by Director, duly authorised for and on behalf of LOMBARD MEDICAL, INC, in the presence of:	) ) ………………………………………… )
Signature of Witness:	…………………………………………
Name of Witness:	…………………………………………
Address of Witness:	………………………………………… …………………………………………
Occupation of Witness:	…………………………………………

Address for notices:	Lombard Medical, Technologies Inc.
15420 Laguna Canyon Road, Suite. 260 Irvine,
CA 92618 USA
Bill.Kullback@lombardmedical.com
Fax number:                                                      (+1) 949 379 3760
For the attention of:                                                      Bill Kullback

THE COLLATERAL AGENT

EXECUTED as a deed by a duly authorized signatory for and on behalf of OXFORD FINANCE LLC	) ) ) ……………………………………….